August 6, 2007

Mr. Michael Fay
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, DC 20549

Re: Vail Resorts, Inc.
File No. 001-09614
Form 10-K: For the Fiscal Year Ended July 31, 2006

Dear Mr. Fay:

Pursuant to the telephone conversations conducted on June 22, 2007 and July 20, 2007 between the Securities and Exchange Commission (the “Commission”) staff (the “Staff”), Vail Resorts, Inc. (the “Company”), and the Company’s independent registered public accounting firm, PricewaterhouseCoopers LLP (including a representative of their national office), the Company has re-evaluated its response provided on June 7, 2007 to the Commission and proposes to revise its statement of cash flows to reflect all cash outflows for investments in real estate as operating activities instead of investing activities. Although this change does not provide a perfect answer under generally accepted accounting principles due to the very unique nature of the Company’s real estate operations, it does maintain the transparency that the Company believes is critical to the users of its financial statements and addresses the concerns raised in comments received from the Staff. The Company proposes to reflect this change as a revision as opposed to a restatement in its Annual Report on Form 10-K for the fiscal year ending July 31, 2007 (expected to be filed on or before September 28, 2007) as it believes that the change is not material to the users of its financial statements and that its historical presentation is representationally faithful to the principles of Statement 95.

The Company’s operations are grouped into three integrated and interdependent segments: Mountain, Lodging (Mountain and Lodging on a combined basis referred to as “Resort”) and Real Estate. The Mountain segment is comprised of five of the largest ski resort properties in North America together with ancillary businesses including ski school, restaurants, retail and commercial leasing located at its base villages. The Lodging segment primarily consists of owned or managed properties surrounding the Company’s ski resorts. The Real Estate segment primarily engages in the management of the development of land parcels that surround the Company’s resort operations and generally such development efforts include the construction of resort assets that provide additional benefit to its Resort segment. The Company’s real estate operations are very unique in comparison to traditional real estate developers as all of the Company’s real estate holdings are in close proximity to its resort operations. Due to the proximity of the Company’s real estate holdings to its resort operations, the Company has the flexibility in discerning the ultimate use of these holdings as they are extremely valuable to both the resort and real estate operations. Consequently, a large part of the Company’s real estate development includes mixed-use projects that contain a component of third party real estate sales and a component that will result in resort depreciable assets including hotels, private clubs, commercial space, parking structures and other amenities that the Company will own and operate. These assets are expected to generate a significant amount of incremental direct cash inflows to the Company’s resort operations. Additionally, once the Company has made a decision to convert its real estate holdings into a development project it generally spends a significant amount of money in these development efforts. Because the components of these projects are generally all contained in one building, most of the development costs are common in nature and not specifically identifiable to individual components of the overall project. Therefore, an attempt to allocate cash outflows at the time they are incurred between investments to be sold to third parties and investments in resort depreciable assets would be subjective and arbitrary and potentially misleading to the users of the Company’s financial statements. Examples of these types of projects include “The Arrabelle at Vail Square” where the Company currently has a project under development which upon completion will result in third party condominium sales, a hotel, a private ski club, commercial space, a parking structure, and skier services facilities. The Company also has other similarly natured development projects currently underway in Vail Village adjacent to a ski lift, in West Vail where the Company has plans for a new portal to the Vail ski mountain, and at its Breckenridge Resort adjacent to two ski lifts. The Company has recently expanded its development activities, accordingly the Company currently has under construction projects that are expected to generate in excess of $800 million in revenues from real estate sales over the next two to three years, in addition to creating a significant amount of new resort depreciable assets to be owned and operated by the Company. Additionally, this level of development is expected to continue as several new projects are in the design and planning phases.

Given the fact that the vast majority of the Company’s real estate sales are a culmination of an “earnings process” in which the Company makes significant investments that improves the value of the real estate holdings prior to their sale (even though the real estate was purchased many years prior to determining its ultimate use), it has concluded to revise its statements of cash flows to reflect all real estate investments cash outflows as an operating activity. This revision is punitive to the Company’s operating cash flow as a component of its real estate investment cash outflows will ultimately result in resort depreciable assets which, absent the allocation issue discussed above, could be reflected as investing activities. The Company will also maintain an ongoing accounting policy that will require that investments made in real estate solely for third party sales or for mixed-use development projects for which the Company cannot specifically identify the components of project costs at the time of incurring such cash outflows to be reflected in “operating activities”, and real estate investments with the intent of not making significant improvements to the investment to be reflected in “investing activities”. Historically, the Company has made an insignificant amount of real estate investments without making significant improvements prior to sale. With that said, the Company believes that its historical presentation of real estate investment cash outflows is representationally faithful to generally accepted accounting principles given that the Company’s unique facts and circumstances preclude a traditional application of Statement 95 because at the time the Company invests in real property it does not know its ultimate use and allocating outflows related to mixed use projects between operating and investing is not practical nor consistent with the principles of Concept Statement No. 5 paragraph 54. Although the Company believes that the proposed revision is not an error, we did address the guidance provided in Staff Accounting Bulletin No. 99 in determining whether this proposed revision would be deemed material. From a quantitative standpoint, the Company does not believe that the proposed revision is material as it solely consists of reclassifying a previously disclosed single-line item amount from “investing activities” to “operating activities” and is not providing the users of the Company’s financial statements with any new or additional information. From a qualitative standpoint, the Company does not believe the proposed revision to be material for the following reasons:

•
Cash outflows for real estate investments to be sold to third parties (e.g. “operating activities”) or retained for the benefit of resort operations as resort depreciable assets (e.g. “investing activities”) are not items capable of precise measurement or reasonably estimated at the time of incurring such cash outflows.

•
The proposed revision does not mask a change in earnings or other trends such as net cash flow generated from its real estate activities. The Company believes that analysts, investors and other readers of its financial statements are most interested in the ultimate net cash flows (real estate sales less real estate cost of sales) generated and therefore their judgment or conclusions are not impacted by the subtotals within the Company’s statements of cash flows.

•
The proposed revision does not hide a failure to meet analysts’ consensus expectations for the Company as the Company believes analysts do not use cash flows from operating activities or investing activities as a measure of performance or liquidity. Additionally, the subtotal of cash flows from operating activities or investing activities is not a financial measure that the Company uses to market its business to investors or potential investors and is not used in any of its investor relations presentations.

•	The proposed revision does not affect the Company’s compliance with regulatory requirements.
•	The proposed revision does not impact the Company’s compliance with loan covenants or other contractual requirements.
•	The proposed revision does not effect management’s compensation.
•	The proposed revision does not conceal an unlawful transaction.

In addition to the above, the Company has received no inquiries regarding its disclosure made in its third quarter Form 10-Q for the period ending April 30, 2007 describing that the Company is in discussion with the Staff regarding the Company’s classification of its Real Estate segment cash inflows and outflows within the operating and investing sections of its statements of cash flows, which as a result of these discussions, could result in an alternative presentation that would impact the operating and investing subtotals within the statements of cash flows. Consequently, the Company does not believe that this proposed revision would be viewed by a reasonable investor as having significantly altered the “total mix” of information made available.

In conclusion, due to the very unique nature of the Company’s real estate operations and the dual purpose and benefit of its real estate investments (we have found no other public company that has a similar situation) there is no clear answer as to the presentation of the Company’s real estate investment cash outflows within its statements of cash flows provided for in the accounting literature. Either presentation of the real estate investment cash outflows has conceptual flaws while both presentations supply the same information to the users of the Company’s financial statements. Also the subtotals within the Company’s statements of cash flows are not information that the Company’s investors view as critical information. Accordingly, the Company believes that it is appropriate to reflect the above proposed change as a revision, along with the appropriate disclosures, in its Annual Report on Form 10-K for the year ending July 31, 2007.

Please find enclosed as Attachment I the “As Presented” and the “Proposed Revision” Statements of Cash Flows for the three years ended July 31, 2006.

PricewaterhouseCoopers LLP, including members of their national office, has reviewed this letter and agrees with management’s conclusions as stated in this letter with regards to the appropriateness of the Company’s proposal and treatment of the revision to its statements of cash flows as set forth by the Company to be reflected in its Annual Report on Form 10-K for the fiscal year ending July 31, 2007; as well as, the Company’s historical presentation of its real estate investment cash outflows within its statements of cash flows.

As requested by the Staff, we are providing the following acknowledgements:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings; and

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or require additional information, please do not hesitate to contact me at 303-404-1802.

Sincerely,

/s/ Jeffrey W. Jones

Jeffrey W. Jones
Senior Executive Vice President and
Chief Financial Officer

Attachment I

Vail Resorts, Inc.
Consolidated Statements of Cash Flows
(In thousands)
	Year Ended July 31,
	2006		2005		2004
	As Presented	Proposed Revision	As Presented	Proposed Revision	As Presented	Proposed Revision
Cash flows from operating activities:
Net income (loss)	$45,756	$45,756	$23,138	$23,138	$(5,959)	$(5,959)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	86,098	86,098	89,968	89,968	86,377	86,377
Non-cash cost of real estate sales	35,121	35,121	38,425	38,425	(1,654)	(1,654)
Non-cash gain on transfer of property, net	--	--	--	--	(2,147)	(2,147)
Non-cash stock-based compensation expense	6,523	6,523	437	437	248	248
Asset impairment charges	210	210	2,550	2,550	1,108	1,108
Non-cash mold remediation (credit) charge	(559)	(559)	--	--	5,500	5,500
(Gain) loss on sale of businesses, net	(4,625)	(4,625)	7,353	7,353	--	--
Loss on extinguishment of debt	--	--	612	612	37,084	37,084
Deferred income taxes, net	1,322	1,322	(7,514)	(7,514)	(1,018)	(1,018)
Minority interest in net income of consolidated subsidiaries	6,694	6,694	5,239	5,239	4,000	4,000
Other non-cash (income) expense, net	(6,291)	(6,291)	(3,433)	(3,433)	5,708	5,708
Changes in assets and liabilities:
Restricted cash	(2,069)	(2,069)	(2,222)	(2,222)	(4,965)	(4,965)
Accounts receivable, net	(2,644)	(2,644)	(3,665)	(3,665)	7,254	7,254
Notes receivable	(1,925)	(1,925)	4,052	4,052	1,685	1,685
Inventories, net	(4,811)	(4,811)	(5,074)	(5,074)	605	605
Investments in real estate	--	(129,728)	--	(72,164)	--	(27,802)
Accounts payable and accrued expenses	26,213	26,213	26,443	26,443	20,512	20,512
Income taxes receivable/payable	4,538	4,538	21,960	21,960	6,940	6,940
Deferred real estate credits	14,539	14,539	29,755	29,755	11,453	11,453
Private club deferred initiation fees	7,126	7,126	8,324	8,324	8,358	8,358
Other assets and liabilities, net	(17,812)	(17,812)	(16,007)	(16,007)	(152)	(152)
Net cash provided by operating activities	$193,404	$63,676	$220,341	$148,177	$180,937	$153,135
Cash flows from investing activities:
Capital expenditures	$(88,901)	$(88,901)	$(79,975)	$(79,975)	$(62,960)	$(62,960)
Investments in real estate	(129,728)	--	(72,164)	--	(27,802)	--
Distributions from joint ventures	522	522	6,588	6,588	4,849	4,849
Cash received from disposal of fixed assets	823	823	2,019	2,019	2,658	2,658
Cash received from sale of businesses	30,712	30,712	108,399	108,399	--	--
Purchase of minority interests	--	--	(9,748)	(9,748)	--	--
Other investing	(5,149)	(5,149)	--	--	(110)	(110)
Net cash (used in) provided by investing activities	$(191,721)	$(61,993)	$(44,881)	$27,283	$(83,365)	$(55,563)
Cash flows from financing activities:
Proceeds from borrowings under 6.75% Notes	$--	$--	$--	$--	$390,000	$390,000
Payment of tender and call of 8.75% Notes	--	--	--	--	(360,000)	(360,000)
Payment of tender premium	--	--	--	--	(23,825)	(23,825)
Repurchases of common stock	(10,839)	(10,839)	--	--	--	--
Payment of financing costs	(1,584)	(1,584)	(1,774)	(1,774)	(6,828)	(6,828)
Payment of Credit Facility Term Loan	--	--	(98,750)	(98,750)	(1,000)	(1,000)
Proceeds from borrowings under other long-term debt	63,660	63,660	176,423	176,423	173,253	173,253
Payments of other long-term debt	(54,439)	(54,439)	(181,239)	(181,239)	(234,234)	(234,234)
Distributions from joint ventures to minority shareholders	(4,239)	(4,239)	(1,807)	(1,807)	(1,474)	(1,474)
Proceeds from exercise of stock options	46,649	46,649	21,939	21,939	562	562
Tax benefit from exercise of stock options	14,323	14,323	--	--	--	--
Net cash provided by (used in) financing activities	$53,531	$53,531	$(85,208)	$(85,208)	$(63,546)	$(63,546)
Net increase in cash and cash equivalents	55,214	55,214	90,252	90,252	34,026	34,026
Net increase in cash due to adoption of FIN 46R	--	--	--	--	4,428	4,428
Cash and cash equivalents:
Beginning of period	136,580	136,580	46,328	46,328	7,874	7,874
End of period	$191,794	$191,794	$136,580	$136,580	$46,328	$46,328

Cash paid for interest, net of amounts capitalized	$33,550	$33,550	$38,158	$38,158	$38,578	$38,578
Taxes paid (refunds received), net	8,617	8,617	--	--	(8,827)	(8,827)

Note: Line items affected due to the proposed revision are reflected in bold.